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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Westerbeke Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    957547102
                                 (Cusip Number)

                                  Paul B. Luber
                      c/o Great Lakes Capital Holdings, LLP
                            4201 North Oakland Avenue
                                 (414) 906-9900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       Name of Reporting Person:

         Paul B. Luber

2.       Check the Appropriate Box if a Member of a Group:

                                    (a) /   /

                                    (b) / X /

3.       SEC Use Only

4.       Source of Funds: N/A

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                    /   /

6.       Citizenship:  United States

                           7.       Sole Voting Power:        N/A

Number of Shares
Beneficially               8.       Shared Voting Power:      N/A
Owned By
Each
Reporting                  9.       Sole Dispositive Power:   N/A
Person With
                           10.      Shared Dispositive Power:   N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person and by both Reporting Persons together: less than 5%

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                    /   /

13.      Percent of Class Represented by Amount in Row (11): less than 5%

14.      Type of Reporting Person: IN

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                                      -2-

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1.       Name of Reporting Person:  Great Lakes Capital Holdings, L.L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                    (a) /   /

                                    (b) / X /

3.       SEC Use Only

4.       Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                    /   /

6.       Citizenship or Place of Organization: Wisconsin

                           7.       Sole Voting Power:        -0-
Number of
Shares                     8.       Shared Voting Power:      -0-
Beneficially
Owned By                   9.       Sole Dispositive Power:   -0-
Each
Reporting                  10.      Shared Dispositive Power:   -0-
Person With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:   -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                    /   /

13.      Percent of Class Represented by Amount in Row (11):  -0-

14.      Type of Reporting Person: PN

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         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

         DATED:   March 19, 2001

                                       /s/ Paul B. Luber
                                       ----------------------------------------
                                       Paul B. Luber

                                       Great Lakes Capital Holdings, LLP


                                       By: /s/ Paul B. Luber
                                           ------------------------------------
                                           Paul B. Luber, Partner